

September 16, 2011

<u>Via Facsimile</u>
Mr. Robert R. McEwen
Chief Executive Officer
Minera Andes Inc.
99 George Street, 3rd Floor
Toronto, Ontario M5A 2N4
Canada

> **Re: Minera Andes Inc.**
> **Form 40-F/A for Fiscal Year Ended December 31, 2010**
> **Filed June 6, 2011**
> **File No. 0-22731**

Dear Mr. McEwen:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　Sincerely,

　　　　　　　　　　　/s/ Ethan Horowitz

　　　　　　　　　　　Ethan Horowitz
　　　　　　　　　　　Branch Chief